Issuer Free Writing Prospectus dated September 5, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933,
as amended Related to Preliminary Prospectus dated
September 4, 2025

Registration Statement No. 333-288600

Proposed Nasdaq Symbol: AGCC

Agencia Comercial Spirits Ltd Issuer Free Writing Prospectus dated September 5, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Related to Preliminary Prospectus dated September 4, 2025 Registration Statement No. 333 - 288600 Proposed Nasdaq Symbol: AGCC

Disclaimer

- This free writing prospectus relates to the proposed initial public offering of ordinary shares of Agencia Comercial Spirits Ltd (the “Company,” “our Group,” “we,” “us,” or “our”) and should be read together with the Registration Statement on Form F-1 we filed with the SEC, initially filed on July 10, 2025, for the offering to which this communication relates (Registration No. 333-288600, the "Registration Statement") and may be accessed through the following weblink:
https://www.sec.gov/Archives/edgar/data/2060016/000121390025062654/ea0230212-04.htm

- However, the Registration Statement has not yet become effective. Before you invest, it is advisable to read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more comprehensive information about us and the offering. You can access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

- Alternatively, electronic copies of the prospectus relating to the offering may be obtained, when available, if you contact D. Boral Capital LLC at info@dboralcapital.com, Revere Securities LLC at contact@reveresecurities.com, or the Company by phone at + 886-4-25614413 or via our website at https://www.agcctw.com/.

- This presentation contains forward-looking statements that reflect the Company’s intent, beliefs, or current expectations about the future. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to,” or other similar expressions. These statements are based on assumptions about the Company’s operations and other factors beyond its control. As such, actual results may differ materially. Undue reliance should not be placed on these statements, and the Company undertakes no obligation to revise them based on new information or future developments.

- This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company.

- The Company currently reports financial results under U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, costs, and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Please refer to the prospectus where necessary for a description of our significant accounting policies.

- By viewing, accessing, or attending this presentation, you agree not to remove these materials, or any materials provided in connection herewith, from the conference room where such documents are provided. You agree further not to photograph, copy, or otherwise reproduce this presentation in any form or pass on this presentation to any other person for any purpose, during the presentation or while in the conference room. You must return this presentation and all other materials provided in connection herewith to the Company upon completion of the presentation.

**See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid, and there is a risk of loss.*

Preliminary Offering Summary Agencia Comercial Spirits Ltd Issuer Nasdaq Capital Market/ AGCC Proposed Listing / Ticker Initial Public Offering Offering Type 1,750,000 Class A Ordinary Shares ( excluding exercise of the over - allotment discussed below ). Proposed Shares Offered 262,500 Class A Ordinary Shares or 15% of the total number of Shares to be offered in this Offering Proposed Over - Allotment Option Between US$4.00 and US$6.00 per Class A Ordinary Share Proposed Price Range (i) expand our supplier network by partnering with reputable whisky distilleries, allowing us to diversify and enhance our product portfolio, (ii) increase our bottling and packaging capacity for our proprietary brand whisky products, (iii) enhance our warehouse facilities and strengthen our inventory capacity in response to growing market demand, (iv) implement strategic marketing initiatives aimed at driving growth, as well as to expand our sales team and strengthen our market presence in both existing and new geographical regions, including Japan, Hong Kong, Singapore, Malaysia, and other Asia - Pacific countries; (v) general corporate purposes. Estimated Use of Proceeds Lockup Agreements Parties Involved: Directors, officers, and holders of more than 5% of outstanding Class A Ordinary Shares. Lockup Duration: Six (6) months from the offering date. Post - Offering Restrictions (Three (3) Months) Prohibited Actions: (a) No offering, pledging, selling, or transferring of shares or convertible securities. (b) No filing of registration statements with the SEC for shares or convertible securities. (c) No swaps or arrangements transferring economic ownership consequences of capital stock. Lock - up D. Boral Capital LLC, Revere Securities LLC Underwriters *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss.

Table of Contents 1. Company Overview 2. Industry Overview 3. Investment Highlights 4. Growth Strategies 5. Financial Highlights

Company Overview – Our Business We are a Taiwan - based specialized importer and distributor of world - class whiskies. • Engaged in Bottled whisky distribution: Sourced locally and internationally, distributed to bars, clubs, hotels, restaurants, and corporate clients. • Engaged in Raw cask whisky distribution: Began in 2023; direct sourcing from UK distilleries for broader distribution. • Engaged in Proprietary brand whisky packaging and distribution: Starting in 2025; brand - authorized bottling, packaging, and distribution under licensed brands. *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss.

Company Overview – Our Business % 2024 (US$) % 2023 (US$) For the Years Ended December 31 Revenues 64.48% 1,636,238 11.66% 103,425 Bottled whisky distribution 35.52% 901,505 88.34% 783,885 Raw cask whisky distribution 0% 0 0% 0 Proprietary brand whisky packaging and distribution* 100% 2,537,743 100% 887,310 Total Revenues *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss. Breakdown of approximate percentages in relation to the Company’s total revenue for its primary business areas. * The business related to proprietary brand whisky packaging and distribution started in 2025. Customers • Stable relationship with our customers • Business - to - business (B2B) model Suppliers • Sourcing both locally and internationally • Stable relationship with our suppliers Sales & Marketing • Designed to cater to the diverse preferences and behaviors of our customers, ensuring that we remain competitive and relevant in the whisky market. Quality Control • Rigorous quality assurance checks ensure consistent high product quality • Proactive approach to adaptability, which enables the swift adjustment of bottling techniques and packaging designs in response to market trends and consumer preferences.

Company Overview – Our Business *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss. Our New Business: Proprietary brand whisky packaging and distribution (Started in 2025) • Direct Sourcing: Collaborate with renowned whisky brands to source raw cask whisky directly from distilleries. • Bottling and Packaging: Conduct bottling and packaging in Taiwan for sale. Example: • Ninja Whisky – We have commenced cooperation with Seko Brewery Company, producers of Ninja Whisky which was found in 1869, and has a rich history as a traditional Japanese sake producer.

Company Overview – Our Core Value *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss. “ From Barrel to Bottle ” • Dedication to delivering a comprehensive, one - stop whisky distribution service. Commitment to Excellence • Customer Care: Prioritizing exceptional service and responsiveness to customer needs. • High - Quality Products: Offering a unique variety of premium whisky brands. Continuous Innovation • Market Adaptation: Localizing bottling and packaging to mitigate risks. • Collaboration: Partnering with new whisky brands to penetrate the Taiwan market. • Product Offerings: Introduce new whisky brands, products, and services to the market.

Industry Overview

Asia-Pacific alcohol market showing robust growth and premiumization trends.

- According to the International Trade Center, North America, between 2013 and 2023, imports of spirits in Asia grew by 79.3%, a significantly faster rate than the global increase of 42% during the same period.

The following table shows the different regional markets by value of imported spirits in 2023.

Regions	Value (US$ bn)	%
North America	14.53	33.9%
Asia	12.03	28.1%
EU	11.33	26.4%
Others	4.98	11.6%
Total	42.87	100.0%

Source: International Trade Centre, Migo

- According to the Scotch Whisky Association (SWA), the global whisky market, valued at GBP5.6 billion (US$7.05 billion), demonstrates a prominent presence in the Asia Pacific region, which accounted for approximately 32% market share in 2023. Within this region, the leading countries and territories include Taiwan, contributing GBP341 million (US$429.49 million)

The following table sets out the whisky import volumes and top 5 rankings of the region in 2023.

	Ranking	Market Share (%)
Asia Pacific	1	32%
EU	2	28%
North America	3	21%
Latin America & Caribbean	4	7%
Middle East & North Africa	5	5%

The following table sets out the top 10 whisky import countries in 2023.

	GBP (mil) and % (change of 2022)									
	USA	France	Singapore	Taiwan	China	India	Germany	Spain	Japan	Turkey
2023	978	474	378	341	235	218	197	184	170	131
	-7%	-3%	+19%	+8%	+1%	-22%	-2%	+7%	-3%	+24%

Source: Scotch Whisky Association and Migo

**See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid, and there is a risk of loss.*

Industry Overview Significant growth of Whisky Sales in Taiwan • According to Migo Corporation Limited (“Migo”), an independent research firm, the Taiwan whisky market has shown significant growth from 2019 to 2024, starting at approximately US$930 million in 2019 *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss.

Industry Overview – Key features of Whisky and Other Alcoholic Beverages Market in Taiwan Regulatory Environment : • Complex regulations and taxes impact pricing and distribution strategies. • Compliance with local laws is essential for success. • Compliance with licensing, labeling , and safety standards is critical. • Export laws complicate international distribution of whisky. Competitive Landscape: • Brand recognition is crucial for distributors; established players have an advantage. • Data analytics used to tailor offerings and optimize inventory management. • Investment in management teams enhances operational efficiency. Competitive Pricing and Selection • Post - COVID - 19, consumers are purchasing more alcohol from convenience stores. • Taiwan has a high density of convenience stores (nearly 12,000), open 24/7. • Competitive pricing and diverse selection in retail channels drive sales. Evolving Consumer Preferences: • Young consumers seek unique and diverse drinking experiences. • Increased popularity of craft beers, ready - to - drink (RTD) beverages, and DIY cocktails. • Spirits companies focus on innovative products with appealing packaging and flavors . Opportunities for Growth: • Emerging trends in sustainability and craft distilleries present new market avenues. • Increasing consumer demand for unique, high - quality offerings allows for differentiation. • Potential for expansion for distributors willing to adapt to changing consumer preferences. Packaging Hazards: • Risks of chemicals leaching from packaging materials. • Environmental concerns related to packaging waste can impact brand reputation. Entry Barriers for New Distributors: • Capital - intensive market requiring significant initial investments in inventory and infrastructure. • Gaining brand recognition and consumer trust is challenging for newcomers. • Quality service and skilled sales teams are necessary for building relationships. *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss.

Investment Highlights *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss. Quality Control and Adaptability: • Rigorous quality assurance ensures high standards for aesthetics and functionality. • Proactive adaptability in bottling techniques and packaging designs to meet market trends. • Agile response enhances reputation and fosters long - term supplier and customer relationships. Operational Efficiency and Sustainability: • Localized production of bottles and packaging reduces carbon footprint. • Bottles are transported directly from the PRC to Taiwan, minimizing shipping emissions and costs. • Streamlined process enhances operational efficiency and responsiveness to market demands Comprehensive One - Stop Service: • Offers end - to - end service from procurement to packaging and sales. • Partnerships with renowned brands like Robuchon and Ninja enhance raw material procurement. • Utilizes trusted third - party providers for efficient operations, such as bottling. Stable Supplier and Customer Relationships: • Established strong connections with suppliers and customers since 2020. • Key suppliers and customers contribute significantly to total purchases and sales. • Consistent partnerships with major customers across multiple fiscal years. Extensive Industry Expertise and Track Record: • Management team and board prioritize human capital management for exceptional results. • Leadership team has extensive experience in the spirits industry and successful company management. • Strong reputation as one of the key wholesalers in Taiwan's premium whisky market, crucial for combating counterfeiting risks . Our Competitive Strengths…

Growth Strategies *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss. Expand Geographic Coverage: • Focus on penetrating new markets, particularly Singapore and other Asia - Pacific countries. • Conduct market research to understand local consumer preferences and regulatory landscapes. • Establish partnerships with local distributors and adapt marketing efforts to resonate with regional tastes. Deepen Customer Relationships: • Strengthen partnerships with existing customers and manage major client relationships through senior management. • Utilize customer insights to identify value - added solutions and growth opportunities. • Expand network with downstream distributors and target key venues like bars and liquor stores . Expand Product Offerings: • Establish strategic partnerships with suppliers and whisky brand owners in 2025. • Focus on business - to - business model to obtain brand authorization for cask - to - bottle and distribution. • Introduce a wider variety of premium products to cater to evolving customer preference Attract and Retain Talent: • Invest in attracting, developing, and retaining skilled professionals across technical, sales, and customer service teams. • Provide comprehensive training programs and implement market - oriented compensation structures. • Establish a standardized performance review mechanism to incentivize and retain employees. Promote Whisky Consumption Culture: • Enhance the business - to - business model while pursuing direct retail opportunities. • Explore online sales and pop - up events to engage consumers and promote whisky education. • Create immersive experiences (tastings, masterclasses) to foster appreciation for whisky. We aim at…

Financial Highlights Revenue: Our revenue is primarily derived from trading of whisky products, including distribution and sale in both Taiwan and international markets. Raw Cask Whisky Sales: • In 2023, this segment generated 88% of total revenue, benefiting from expertise in sourcing and aging high - quality whisky. • By 2024, its contribution decreased to 36% . The company is actively evaluating strategies to optimize this product line and maintain its trusted supplier status. Bottled Whisky Sales: • In 2023, bottled whisky sales accounted for 12% of total revenue. • This segment surged to 64% in 2024, reflecting a strategic focus on higher - margin products and stronger customer relationships. • The growth is attributed to enhanced brand recognition and an expanded product offering that caters to diverse consumer preferences. *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss.

Financial Highlights Gross Profits: • Raw Cask Whisky Sales: • Gross profit: US$509,279 in 2024. • Gross profit margin: 56% (up from 43% in 2023). • Driven by economies of scale, operational efficiencies, and favorable pricing. • Bottled Whisky Sales: • Gross profit: US$756,024 in 2024. • Gross profit margin: 46% (up from 24% in 2023). • Growth attributed to premium offerings, higher selling prices, and strong demand for luxury products. Sales volumes remained stable despite price increases. *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inv estments may be speculative, illiquid, and there is a risk of loss. Net Income: • Net income of US$779,278 in 2024, a 226% increase from US$239,288 in 2023. • The growth in net income was driven by higher revenue, improved gross margins, and effective cost management, partially offset by increased operating expenses.

Thank you Issuer Contact: Address: No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist. Taichung City 42061, Taiwan (R.O.C.) Phone: + 886 - 4 - 25614413 Website: https://www.agcctw.com/ Underwriters Contact: D. Boral Capital LLC Email: info@dboralcapital.com Phone: +1 (212) 970 - 5150 Website: www.dboralcapital.com Revere Securities LLC Email: contact@reveresecurities.com Phone: +1 (212) 688 - 2350 Website: www.reveresecurities.com